Exhibit 99.1

Yirendai Reports Second Quarter 2017 Financial Results

BEIJING, August 1, 2017 – Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading fintech company in China, today announced its unaudited financial results for the quarter ended June 30, 2017.

	For Three Months Ended
in RMB million	June 30, 2017	March 31, 2017	June 30, 2016	QoQ Change	YoY Change
Amount of Loans Facilitated	8,189.6	6,922.7	4,538.7	18%	80%
Total Net Revenue	1,183.1	1,021.6	733.8	16%	61%
Total Fees Billed (non-GAAP)	1,862.5	1,583.5	1,110.8	18%	68%
Adjusted EBITDA (non-GAAP)	378.4	400.3	265.0	-5%	43%
Net Income	269.1	350.9	260.6	-23%	3%

In the second quarter of 2017, Yirendai facilitated RMB 8,189.6 million (US$1,208.0 million) of loans to 138,529 qualified individual borrowers on its online marketplace, representing a year-over-year growth of 80%; 70.9% of the borrowers were acquired from online channels; 51.2% of the loan volume was originated from online channels and nearly 100% of the online volume was facilitated through mobile.

In the second quarter of 2017, Yirendai facilitated 199,591 investors with total investment amount of RMB 11,446.7 million (US$1,688.5 million), 100% of which was facilitated through its online platform and 90% of which was facilitated through its mobile application.

For the second quarter of 2017, total net revenue was RMB 1,183.1 million (US$174.5 million), an increase of 61% year over year; net income was RMB 269.1 million (US$39.7 million), an increase of 3% year over year.

“We are delighted to deliver yet another solid quarter,” commented Ms. Yihan Fang, Chief Executive Officer of Yirendai. “Loan origination continued the strong growth momentum, especially from online channels driven by our relentless focus on technological innovation. This quarter, we also launched our credit scoring system, the Yiren Score, in aims of delivering more precise and accurate characterization of our borrower’s credit profile. We stay committed to strengthening our technological and risk management capabilities to further enhance our industry leadership. Meanwhile, we will also continue to execute our strategic expansion into online wealth management business to provide more comprehensive investment solutions for our platform investors, leveraging CreditEase’s broad wealth management product portfolio.”

“Yirendai’s revenue has continued to show strong year-over-year growth,” commented Mr. Dennis Cong, Chief Financial Officer of Yirendai. “The risk performance of our loan portfolio has remained stable due to our efforts in enhancing our credit underwriting and risk management system. We will continue to invest in our technology development and AI capability to drive our operational efficiency and risk management abilities. We will also continue to work closely with regulators to ensure our full compliance status with online lending industry interim measures. In addition, given our strong cash position and positive cash flow generation ability, our board has approved a special cash dividend and a semi-annual dividend policy going forward.”

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Second Quarter 2017 Financial Results

Total amount of loans facilitated in the second quarter of 2017 was RMB 8,189.6 million (US$1,208.0 million), increased by 80% year over year from RMB 4,538.7 million in the same period last year, reflecting strong demand for our products and services, especially from customers acquired from online channels. As of June 30, 2017, the Yirendai platform had facilitated approximately RMB 47.4 billion (US$7.0 billion) in loan principal since its inception.

Total net revenue in the second quarter of 2017 was RMB 1,183.1 million (US$174.5 million), increased by 61% from RMB 733.8 million in the same period last year. The increase of total net revenue was mainly attributable to the growth of loan origination volume, increased service fees billed to investors and increased monthly fees billed to borrowers as our remaining loan balance continued to expand.

Total fees billed (non-GAAP) in the second quarter of 2017 were RMB 1,862.5 million (US$274.7 million), increased by 68% from RMB 1,110.8 million in the same period last year, driven by the growth of loan origination volume. Upfront fees billed to borrowers in the second quarter of 2017 were RMB 1,538.0 million (US$226.9 million), increased by 51% from RMB 1,016.4 million in the same period last year. Monthly fees billed to borrowers in the second quarter of 2017 were RMB 215.2 million (US$31.7 million), increased by 171% from RMB 79.4 million in the same period last year. The significant year-over-year increase in monthly fees billed to borrowers was primarily attributable to the increase in loans generated from online channels, which features a fee collection schedule with monthly payments in addition to the upfront portion. Service fees billed to investors in the second quarter of 2017 were RMB 222.8 million (US$32.9 million), increased by 153% from RMB 88.1 million in the same period last year. The significant year-over-year increase in service fees billed to investors was primarily attributable to the increase in the total investment amount under management.

Operating costs and expenses in the second quarter of 2017 were RMB 809.6 million (US$119.4 million), increased by 29% from RMB 628.7 million in the previous quarter and compared to RMB 471.1 million in the same period last year.

Sales and marketing expenses in the second quarter of 2017 were RMB 617.9 million (US$91.1 million), increased by 32% from RMB 469.4 million in the previous quarter and compared to RMB 355.2 million in the same period last year. Sales and marketing expenses in the second quarter of 2017 accounted for 7.5% of amount of loans facilitated, increased from 6.8% in the previous quarter and decreased from 7.8% in the same period last year. Sales and marketing expenses have decreased as a percentage of loan volume on a year-over-year basis primarily due to improvements in customer acquisition efficiency.

Origination and servicing costs in the second quarter of 2017 were RMB 93.1 million (US$13.7 million), compared to RMB 58.8 million in the previous quarter and RMB 42.5 million in the same period last year. Origination and servicing costs in the second quarter of 2017 accounted for 1.1% of amount of loans facilitated, increased from 0.8% in the previous quarter and 0.9% in the same period last year. Origination and servicing costs increased due to our enhanced efforts in loan collection this quarter.

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General and administrative expenses in the second quarter of 2017 were RMB 98.6 million (US$14.5 million), compared to RMB 100.5 million in the previous quarter and RMB 73.3 million in the same period last year. General and administrative expenses in the second quarter of 2017 accounted for 8.3% of total net revenue, compared to 9.8% in the previous quarter and 10.0% in the same period last year. The decrease in general and administrative expenses as percentage of total net revenue was primarily attributable to improved operational efficiency and leverage, despite our increased level of investment in technology development.

Income tax expense in the second quarter of 2017 was RMB 130.4 million (US$19.2 million), which includes a RMB 60 million (US$8.85 million) withholding tax expense resulting from the special cash dividend declared.

Net income in the second quarter of 2017 was RMB 269.1 million (US$39.7 million), increased by 3% from RMB 260.6 million for the same period last year.

Adjusted EBITDA (non-GAAP) in the second quarter of 2017 was RMB 378.4 million (US$55.8 million), compared to RMB 400.3 million in the previous quarter and increased by 43% from RMB 265.0 million in the same period last year. Adjusted EBITDA margin[1] (non-GAAP) in the second quarter of 2017 was 32.0%, compared to 39.2% in the previous quarter and 36.1% in the same period last year.

Basic income per ADS in the second quarter of 2017 was RMB 4.50 (US$0.66), compared to RMB 5.87 in the previous quarter and RMB 4.46 in the same period last year.

Diluted income per ADS in the second quarter of 2017 was RMB 4.45 (US$0.66), compared to RMB 5.81 in the previous quarter and RMB 4.46 in the same period last year.

Net cash generated from operating activities in the second quarter of 2017 was RMB 530.4 million (US$78.2million), compared to RMB 564.5 million in the previous quarter and increased by 35% from RMB 392.5 million in the same period last year.

As of June 30, 2017, cash and cash equivalents was RMB 891.2 million (US$ 131.5 million), compared to RMB 864.4 million as of March 31, 2017. As of June 30, 2017, balance of held-to-maturity investments was RMB 589.3 million (US$86.9 million), compared to RMB 494.8 million as of March 31, 2017. As of June 30, 2017, balance of available-for-sale investments was RMB 1,262.3 million (US$186.2 million), compared to RMB 1,232.3 million as of March 31, 2017.

[1] Adjusted EBITDA margin is a non-GAAP financial measure calculated as adjusted EBITDA divided by total net revenue.

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Quality Assurance Program. In the second quarter of 2017, Yirendai accrued liabilities from quality assurance program of RMB 655.2 million (US$96.6 million), which is equal to 8% of the loans facilitated through its marketplace during the period. During the quarter, the Company released liabilities of RMB 395.4 million (US$ 58.3 million) to pay out the outstanding principal and accrued interest of default loans. As of June 30, 2017, liabilities from quality assurance program were RMB 1,961.3 million (US$289.3 million).

Delinquency rates. As of June 30, 2017, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.4%, 0.7% and 0.5%, as compared to 0.4%, 0.8% and 0.6% as of March 31, 2017.

Cumulative M3+ net charge-off rates. As of June 30, 2017, the cumulative M3+ net charge-off rate for loans originated in 2015 was 8.3%, compared to 7.6% as of March 31, 2017. As of June 30, 2017, the cumulative M3+ net charge-off rate for loans originated in 2016 was 3.4%, compared to 2.0% as of March 31, 2017. As the 2015 and 2016 vintage loans continue to mature, the charge off level is consistent with our risk performance expectation.

Recent Development

Yiren Score and Upgraded Risk Grid

As a leader in China’s fintech industry, the Company strives to uphold industry best practices for all aspects of its business. The Company is pleased to see the continuous progress it has made in refining its credit scoring model to deliver more precise and accurate credit assessment of loan applicants. The Company launched in the second quarter of 2017 its new credit scoring system, the Yiren score, which can be used to more accurately characterize borrower’s credit profile. The Company has also decided to adopt, starting May 1, 2017, an upgraded risk grid with five segments - Grade I, Grade II, Grade III, Grade IV and Grade V. The expected net charge off rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments.

The following table summarizes the upgraded risk grades with the corresponding Yiren scores, the volume mix in the second quarter of 2017, the expected lifetime net charge off rate, the current annualized interest rate and the average transaction fee rate:

Risk Grade	% of Q2 2017 Loan Facilitation Volume	Yiren Scores	Expected M3+ net charge-off rate	Interest Rate (1)	Average Transaction Fee Rate (2)
I	5.8%	790+	[0%, 3.0%)	10.0-12.0%	13.60%
II	21.9%	750-<790	[3.0%, 5.0%)	10.0-12.0%	17.40%
III	23.2%	720-<750	[5.0%, 7.0%)	10.0-12.0%	19.70%
IV	24.5%	690-<720	[7.0%, 9.0%)	10.0-12.0%	24.00%
V	24.6%	640-<690	[9.0%, 13.0%)	10.0-12.0%	27.00%

(1)	The annualized interest rate that borrowers pay to investors varies from 10.0% to 12.0%, depending on the term of the loan.
(2)	The transaction fee rate is calculated as the total transaction fee that the Company charges borrowers for the entire life of the loan, divided by the total amount of principal. The average transaction fee rate presented in the table above is the simple average of the transaction fee rates for loans falling under the same risk grade, but with different tenures and repayment schedules.

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In the transition period from May 1, 2017 to September 30, 2017, the Company will use both the upgraded risk grid and the previous risk grid for loans facilitated on the Company’s platform.

Amendment to Cash Contribution Rules for the Quality Assurance Program

To further enhance the Company’s cash management, the Company has determined to amend cash contribution rules for the Program, effective July 1, 2017. The Company will contribute 30% of the transaction fee collected from the borrowers, following the actual fee collection schedule, over the life of the loan to a restricted bank account as a quality assurance service fee. The total contribution over the life of a loan is approximately equal to 8% of the loan contract amount, which is similar to the previous accrual ratio. The Company reserve the right to revise this percentage upwards or downwards from time to time as a result of continuing evaluation of factors such as market dynamics as well as of our product lines, profitability and cash position.

Dividend

On July 29, 2017, the board of directors (the “Board”) of the Company approved a special cash dividend of RMB 5.0845 (US$0.75) per ordinary share of the Company (or RMB 10.1690 (US$1.50) per American depositary share of the Company), which is expected to be paid on October 16, 2017 to holders of the Company’s ordinary shares of record as of the close of business on September 29, 2017.

On July 29, 2017, the Board also approved a semi-annual dividend policy. Under this policy, semi-annual dividends will be set at an amount equivalent to approximately 15% of the Company’s anticipated net income after tax in each half year commencing from the second half of 2017. The determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of the Board and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors that the Board may deem appropriate.

Other Operating Metrics and Business Results

•	As of June 30, 2017, Yirendai had facilitated RMB 47.4 billion (US$7.0 billion) of loans on the Yirendai online marketplace since its inception in 2012.
•	As of June 30, 2017, remaining principal of performing loans totaled RMB 27.9 billion (US$4.1 billion), increased by 16% from RMB 24.0 billion as of March 31, 2017 and 102% from RMB 13.8 billion as of June 30, 2016.
•	In the second quarter of 2017, Grade A, B, C and D loans represented 2.3%, 7.3%, 12.7%, and 77.7% and Grade I, II, III, IV and V loans represented 5.8%, 21.9%, 23.2%, 24.5% and 24.6% of the Company’s product portfolio, respectively.

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Business Outlook

Based on the information available as of the date of this press release, Yirendai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change. The following outlook does not take into consideration the impact of stock-based compensation expenses.

Third Quarter 2017

•	Total loans facilitated will be in the range of RMB 10,000 million to RMB 10,500 million.
•	Total net revenue will be in the range of RMB 1,300 million to RMB 1,350 million.
•	Adjusted EBITDA (non-GAAP) will be in the range of RMB 280 million to RMB 320 million.

Full Year 2017

•	Total loans facilitated will be in the range of RMB 35,000 million to RMB 37,000 million.
•	Total net revenue will be in the range of RMB 4,800 million to RMB 5,000 million.
•	Adjusted EBITDA (non-GAAP) will be in the range of RMB 1,300 million to RMB 1,400 million.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as fees billed, adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe that fees billed and adjusted EBITDA margin provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.7793 to US$1.00, the effective noon buying rate on June 30, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

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Conference Call

Yirendai will host an earnings conference call at 8:00 a.m. Eastern Time on August 1, 2017, (or 8:00 p.m. Beijing/Hong Kong Time on August 1, 2017).

Dial-in details for the earnings conference call are as follows:

International:	1-412-902-4272
U.S. Toll Free:	1-888-346-8982
Hong Kong Toll Free:	800-905945
China Toll Free:	4001-201203
Conference ID:	Yirendai

A replay of the conference call may be accessed by phone at the following numbers until August 8, 2017:

International:	1-412-317-0088
U.S. Toll Free:	1-877-344-7529
Replay Access Code:	10110363

Additionally, a live and archived webcast of the conference call will be available at yirendai.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit yirendai.investorroom.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: ir@yirendai.com

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Unaudited Condensed Consolidated Statements of Operations
(in thousands, except for share, per share and per ADS data, and percentages)
	For the Three Months Ended				For the Six Months Ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	713,383	976,398	1,121,200	165,386	1,248,470	2,097,598	309,412
Post-origination services	17,232	33,312	41,389	6,105	35,629	74,701	11,019
Others	3,176	11,889	20,468	3,019	6,071	32,357	4,773
Total net revenue	733,791	1,021,599	1,183,057	174,510	1,290,170	2,204,656	325,204
Operating costs and expenses:
Sales and marketing	355,246	469,380	617,880	91,142	610,082	1,087,260	160,379
Origination and servicing	42,535	58,784	93,147	13,740	75,894	151,931	22,411
General and administrative	73,330	100,498	98,614	14,546	133,436	199,112	29,371
Total operating costs and expenses	471,111	628,662	809,641	119,428	819,412	1,438,303	212,161
Interest income	7,253	24,149	27,398	4,042	12,287	51,547	7,604
Fair value adjustments related to Consolidated ABFE	(118)	1,355	(1,915)	(283)	(3,513)	(560)	(83)
Non-operating income, net	91	207	555	82	91	762	112
Income before provision for income taxes	269,906	418,648	399,454	58,923	479,623	818,102	120,676
Income tax expense/(benefit)	9,286	67,747	130,358	19,229	87,287	198,105	29,222
Net income	260,620	350,901	269,096	39,694	392,336	619,997	91,454

Weighted average number of ordinary shares outstanding, basic	117,000,000	119,560,832	119,603,286	119,603,286	117,000,000	119,582,176	119,582,176
Basic income per share	2.2275	2.9349	2.2499	0.3319	3.3533	5.1847	0.7648
Basic income per ADS	4.4550	5.8698	4.4998	0.6638	6.7066	10.3694	1.5296

Weighted average number of ordinary shares outstanding, diluted	117,000,000	120,842,350	120,833,406	120,833,406	117,000,000	120,837,995	120,837,995
Diluted income per share	2.2275	2.9038	2.2270	0.3285	3.3533	5.1308	0.7568
Diluted income per ADS	4.4550	5.8076	4.4540	0.6570	6.7066	10.2616	1.5136

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	392,474	564,504	530,371	78,234	826,797	1,094,875	161,503
Net cash provided by/(used in) investing activities	51,515	(427,686)	(95,702)	(14,117)	65,567	(523,388)	(77,204)
Net cash used in financing activities	(87,914)	(44,841)	(94,993)	(14,012)	(104,323)	(139,834)	(20,627)
Effect of foreign exchange rate changes	12,733	(3,779)	(6,463)	(953)	10,840	(10,242)	(1,511)
Net increase in cash, cash equivalents and restricted cash	368,808	88,198	333,213	49,152	798,881	421,411	62,161
Cash, cash equivalents and restricted cash, beginning of period	1,760,158	2,186,511	2,274,709	335,537	1,330,085	2,186,511	322,528
Cash, cash equivalents and restricted cash, end of period	2,128,966	2,274,709	2,607,922	384,689	2,128,966	2,607,922	384,689

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Unaudited Consolidated Balance Sheet
(in thousands, except for share, per share and per ADS data, and percentages)
	As of
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	USD

Cash and cash equivalents	1,336,329	864,361	891,154	131,452
Restricted cash	792,637	1,410,348	1,716,768	253,237
Accounts receivable	50,496	22,851	18,109	2,671
Prepaid expenses and other assets	272,977	475,979	618,076	91,171
Loans at fair value	175,614	319,984	269,952	39,820
Amounts due from related parties	105,809	18,436	4,252	627
Held-to-maturity investments	2,500	494,847	589,329	86,931
Available-for-sale investments	-	1,232,260	1,262,260	186,193
Property, equipment and software, net	22,281	42,309	59,838	8,827
Deferred tax assets	282,700	495,464	559,794	82,574
Total assets	3,041,343	5,376,839	5,989,532	883,503
Accounts payable	5,176	12,192	15,153	2,235
Amounts due to related parties	18,799	4,272	45,425	6,701
Liabilities from quality assurance program	928,166	1,701,519	1,961,315	289,309
Deferred revenue	141,330	168,422	173,386	25,576
Payable to investors at fair value	166,193	380,048	200,947	29,641
Accrued expenses and other liabilities	401,560	621,723	780,555	115,138
Deffered tax liability	-	-	60,000	8,851
Total liabilities	1,661,224	2,888,176	3,236,781	477,451
Ordinary shares	73	75	75	11
Additional paid-in capital	791,841	942,604	950,151	140,155
Accumulated other comprehensive income	10,942	25,678	19,216	2,834
Retained earnings	577,263	1,520,306	1,783,309	263,052
Total equity	1,380,119	2,488,663	2,752,751	406,052
Total liabilities and equity	3,041,343	5,376,839	5,989,532	883,503

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Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures
(in thousands, except for number of borrowers, number of investors and percentages)
	For the Three Months Ended				For the Six Months Ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights:
Amount of loans facilitated	4,538,687	6,922,678	8,189,589	1,208,028	7,985,203	15,112,267	2,229,178
Loans generated from online channels	1,832,078	3,515,727	4,195,406	618,855	3,007,460	7,711,133	1,137,453
Loans generated from offline channels	2,706,609	3,406,951	3,994,183	589,173	4,977,743	7,401,134	1,091,725
Fees billed	1,110,849	1,583,537	1,862,467	274,728	1,958,262	3,446,004	508,312
Remaining principal of performing loans	13,771,180	24,037,078	27,871,922	4,111,327	13,771,180	27,871,922	4,111,327
Remaining principal of performing loans covered by quality assurance program	12,963,604	23,524,227	27,502,314	4,056,807	12,963,604	27,502,314	4,056,807
Number of borrowers	68,882	124,953	138,529	138,529	119,305	263,319	263,319
Borrowers from online channels	40,033	86,095	98,245	98,245	67,849	184,190	184,190
Borrowers from offline channels	28,849	38,858	40,284	40,284	51,456	79,129	79,129
Number of investors	206,706	192,505	199,591	199,591	367,229	324,672	324,672
Investors from online channels	206,706	192,505	199,591	199,591	367,229	324,672	324,672
Investors from offline channels	-	-	-	-	-	-	-
Adjusted EBITDA	264,962	400,297	378,434	55,822	471,575	778,731	114,868
Adjusted EBITDA margin	36.1%	39.2%	32.0%	32.0%	36.6%	35.3%	35.3%

Reconciliation of Net Revenues
Fees billed:
Transaction fees billed to borrowers	1,095,749	1,507,754	1,753,192	258,610	1,932,645	3,260,946	481,015
Upfront fees billed to borrowers	1,016,393	1,334,688	1,537,969	226,863	1,789,685	2,872,657	423,739
Monthly fees billed to borrowers	79,356	173,066	215,223	31,747	142,960	388,289	57,276
Service fees billed to investors	88,068	177,132	222,845	32,871	152,620	399,977	59,000
Others	3,366	12,602	21,697	3,200	6,435	34,299	5,059
Value-added tax	(76,334)	(113,951)	(135,267)	(19,953)	(133,438)	(249,218)	(36,762)
Total fees billed	1,110,849	1,583,537	1,862,467	274,728	1,958,262	3,446,004	508,312
Stand-ready liabilities associated with quality assurance program	(363,095)	(553,816)	(655,167)	(96,642)	(638,816)	(1,208,983)	(178,334)
Deferred revenue	(15,857)	(9,662)	(10,297)	(1,519)	(36,223)	(19,959)	(2,944)
Cash incentives	(19,556)	(30,355)	(51,614)	(7,613)	(31,263)	(81,969)	(12,091)
Value-added tax	21,450	31,895	37,668	5,556	38,210	69,563	10,261
Net revenues	733,791	1,021,599	1,183,057	174,510	1,290,170	2,204,656	325,204

Reconciliation of EBITDA
Net income	260,620	350,901	269,096	39,694	392,336	619,997	91,454
Interest income	(7,253)	(24,149)	(27,398)	(4,042)	(12,287)	(51,547)	(7,604)
Income tax expense	9,286	67,747	130,358	19,229	87,287	198,105	29,222
Depreciation and amortization	2,309	4,176	4,923	726	4,239	9,099	1,342
Share-based compensation	-	1,622	1,455	215	-	3,077	454
Adjusted EBITDA	264,962	400,297	378,434	55,822	471,575	778,731	114,868

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Delinquency Rates
	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2013	0.2%	0.4%	0.3%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.4%	0.5%	0.4%
December 31, 2016	0.4%	0.7%	0.6%
March 31, 2017	0.4%	0.8%	0.6%
June 30, 2017	0.4%	0.7%	0.5%

Online Channels
December 31, 2013	0.1%	0.9%	0.3%
December 31, 2014	0.4%	0.3%	0.2%
December 31, 2015	0.6%	0.8%	0.6%
December 31, 2016	0.6%	1.0%	0.8%
March 31, 2017	0.5%	1.0%	0.8%
June 30, 2017	0.5%	0.8%	0.7%

Offline Channels
December 31, 2013	0.3%	0.2%	0.2%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.3%	0.4%	0.3%
December 31, 2016	0.4%	0.6%	0.4%
March 31, 2017	0.4%	0.6%	0.5%
June 30, 2017	0.4%	0.6%	0.5%

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Net Charge-Off Rate for Previous Risk Grid
Loan issued period	Loan grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of June 30, 2017	Total Net Charge-Off Rate as of June 30, 2017
		(in RMB thousands)	(in RMB thousands)
2014	A	1,917,542	92,771	4.8%
	B	303,030	20,560	6.8%
	C	-	-	-
	D	7,989	528	6.6%
	Total	2,228,561	113,859	5.1%
2015	A	873,995	49,517	5.7%
	B	419,630	31,969	7.6%
	C	557,414	56,467	10.1%
	D	7,706,575	654,607	8.5%
	Total	9,557,614	792,560	8.3%
2016	A	1,109,094	13,852	1.2%
	B	745,508	19,720	2.6%
	C	1,398,721	55,690	4.0%
	D	16,919,079	587,640	3.5%
	Total	20,172,402	676,902	3.4%
1H 2017	A	428,742	86	0.0%
	B	1,005,640	976	0.1%
	C	1,548,768	1,312	0.1%
	D	12,129,117	14,804	0.1%
	Total	15,112,267	17,178	0.1%

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Net Charge-Off Rate for Upgraded Risk Grid
Loan issued period	Customer grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of June 30, 2017	Total Net Charge-Off Rate as of June 30, 2017
		(in RMB thousands)	(in RMB thousands)
2014	I	-	-	-
	II	1,921,372	92,771	4.8%
	III	303,276	20,560	6.8%
	IV	-	-	-
	V	3,913	528	13.5%
	Total	2,228,561	113,859	5.1%
2015	I	146,490	3,285	2.2%
	II	1,614,354	70,286	4.4%
	III	2,521,705	175,454	7.0%
	IV	2,506,107	209,658	8.4%
	V	2,768,957	333,877	12.1%
	Total	9,557,613	792,560	8.3%
2016	I	445,515	3,705	0.8%
	II	3,011,304	41,257	1.4%
	III	3,757,434	80,212	2.1%
	IV	5,178,402	149,417	2.9%
	V	7,779,747	402,311	5.2%
	Total	20,172,402	676,902	3.4%
1H 2017	I	707,851	39	0.0%
	II	2,690,524	485	0.0%
	III	3,295,540	1,267	0.0%
	IV	3,352,051	1,778	0.1%
	V	5,066,301	13,608	0.3%
	Total	15,112,267	17,178	0.1%

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M3+ Net Charge-Off Rate

Loan issued period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2013Q1	1.9%	3.2%	3.1%	2.3%	2.0%	0.9%	0.5%	0.5%	0.4%	0.4%	0.4%
2013Q2	1.8%	3.6%	4.5%	5.9%	6.4%	7.4%	6.1%	7.0%	7.5%	7.5%	7.8%
2013Q3	0.5%	2.8%	4.2%	5.5%	6.1%	6.5%	7.1%	7.1%	7.0%	6.9%	6.9%
2013Q4	0.7%	3.4%	4.8%	6.2%	6.8%	7.5%	8.3%	8.3%	8.2%	8.5%	8.3%
2014Q1	1.0%	4.2%	6.1%	7.0%	8.4%	9.3%	9.8%	9.7%	9.9%	9.8%	9.5%
2014Q2	0.5%	1.8%	2.6%	3.8%	4.3%	4.6%	4.6%	4.7%	4.7%	4.7%	4.8%
2014Q3	0.2%	0.8%	2.0%	2.8%	3.3%	3.7%	4.0%	4.2%	4.2%	4.1%	4.1%
2014Q4	0.3%	1.5%	2.7%	3.5%	4.1%	4.6%	5.1%	5.2%	5.2%	5.3%
2015Q1	0.6%	2.7%	4.4%	5.8%	7.1%	8.2%	9.1%	9.6%	9.9%
2015Q2	0.5%	2.1%	3.7%	5.3%	6.6%	7.7%	8.6%	9.1%
2015Q3	0.2%	1.6%	3.4%	4.9%	6.4%	7.4%	8.1%
2015Q4	0.2%	1.6%	3.2%	4.9%	6.2%	7.2%
2016Q1	0.2%	1.3%	2.9%	4.3%	5.4%
2016Q2	0.2%	1.7%	3.4%	4.9%
2016Q3	0.1%	1.5%	3.2%
2016Q4	0.2%	1.5%
2017Q1	0.2%

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